

Mail Stop 4628

May 11, 2016

<u>Via Email</u>
Richard L. Bergmark
Chief Financial Officer
Core Laboratories N.V.
Strawinskylaan 913
Tower A, Level 9
1077 XX Amsterdam
The Netherlands

     Re: **Core Laboratories N.V.**
             Form 10-K for Fiscal Year Ended
             December 31, 2015
             File No. 1-14273

Dear Mr. Bergmark:

     We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

                          Sincerely,

                          /s/ Ethan Horowitz

                          Ethan Horowitz
                          Branch Chief
                          Office of Natural Resources